June 29, 2012

VIA EDGAR

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Potash Corporation of Saskatchewan Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2011

Filed February 27, 2012

File Number 1-10351

Dear Mr. Humphrey:

We have received the comments of the Staff contained in the letter dated June 18, 2012 relating to the Company’s Form 10-K for the year ended December 31, 2011. In that letter, you asked that the Company respond to the comments within 10 business days. Based on a conversation with the Staff on June 28, 2012, we expect to respond to the Staff on or before July 10, 2012. If you have questions or concerns about this matter, please do not hesitate to contact Denis A. Sirois at (306) 933-8785.

Sincerely,

/s/ Wayne R. Brownlee

Wayne R. Brownlee

Executive Vice President, Treasurer and

Chief Financial Officer and Secretary

cc:	Denis A. Sirois, Vice President and Corporate Controller